UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nova Measuring Instruments Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01

(Title of Class of Securities)

M7516K 10 3

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. M7516K 10 3	13G	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only) Dr. Moshe Finarov I.R.S. Identification No. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a)☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 646,941 Ordinary Shares
	6	SHARED VOTING POWER See Item 4
7	SOLE DISPOSITIVE POWER

 807,458 Ordinary Shares

 In addition to 646,941 Ordinary Shares the Reporting Person is the beneficial owner of 107,600 ordinary shares held by a trustee according to the tax laws of the State of Israel, and an option exercisable within 60 days to purchase additional 52,917 ordinary shares.
	8	SHARED DISPOSITIVE POWER See Item 4
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,458 Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ (See instructions)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Approximately 5.3%
12	TYPE OF REPORTING PERSON (See instructions) IN

Page 2 of 4 pages

Item 1.

        This Schedule 13G relates to Nova Measuring Instruments Ltd., a company organized under the laws of the State of Israel (the “Issuer”), whose address is: Weizman Scientific Park P.O. Box 266, Rehovot, Israel 76100.

Item 2.

        This Schedule 13G is filed by Dr. Moshe Finarov an individual with an Israeli Citizenship, with address c/o Nova measuring Instruments Ltd. Weizman Scientific Park P.O. Box 266, Rehovot, Israel 76100.

This Schedule is filed with respect to Ordinary Shares, par value NIS 0.01, of the Issuer whose CUSIP Number is M7516K 10 3.

Item 3.

      Not Applicable.

Item 4.     Ownership

        The Issuer has advised the Reporting Person that as of December 31, 2003, there were 15,117,538 outstanding Ordinary Shares of the Issuer. As of December 31, 2002, the Reporting Person was the owner (including shares beneficially held for the Reporting Person) of 807,458 Ordinary Shares, or approximately 5.3% of the outstanding Ordinary Shares of the Issuer.

Item 5.     Ownership of 5 Percent or Less of a Class

      Not Applicable.

Item 6.     Ownership of More than 5 Percent on Behalf of Another Person

      Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

      Not Applicable.

Item 8.     Identification and Classification of Members of the Group

      Not Applicable.

Page 3 of 4 pages

Item 9.     Notice of Dissolution of Group

      Not Applicable.

Item 10.   Certifications

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dr. Moshe Finarov

_____________________________	February 8, 2004

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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